Exhibit 99.1

Trina Solar Announces Updates to Third Quarter 2013 Guidance

CHANGZHOU, China, November 5, 2013 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (PV) modules, solutions and services, announced today the following updates to its previous guidance made for the quarter ended September 30, 2013.

The Company estimates its solar module shipments in the third quarter of 2013 to be between 750 MW to 780 MW, compared to the Company’s previous guidance of 650 MW to 680 MW. Additionally, for the third quarter of 2013, the Company estimates that its overall gross margin to be between 14.5% to 15.5%, compared to the Company’s previous guidance of low double digits in percentage terms.

The Company expects its net earnings results in the third quarter of 2013 to be impacted by:

•                  An incremental accounts receivable provision of between $9.5 million and $10.5 million.

•                  A foreign currency exchange gain of $7.5 million to $8.5 million, net of change in fair value of derivative instruments.

As these selected estimated results are subject to the finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.

The Company will confirm or revise its previous module shipment guidance of between 2.3 GW to 2.4 GW for the full year 2013 during its third quarter 2013 earnings conference call.

The Company will announce its third quarter 2013 results via conference call at 8:00 a.m. ET on November 19, 2013. Conference call details may be found via separate announcement, available at the Investors Center of the Company’s website at http://www.trinasolar.com.

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Ilse Schache
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (86) 10-6566-2256
Email: trina@brunswickgroup.com

Yvonne Young,
Head of Investor Relations
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com